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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

NetLojix Communications, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
054529 20 1 (CUSIP Number)

Randall G. Ray, Gardere Wynne Sewell LLP, 1601 Elm Street, Suite 3000, Dallas, Texas 75201, (214) 999-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 22 and December 29, 2000 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
--------------------- CUSIP NO. 054529 20 1 ---------------------		--------------------- PAGE 2 OF 17 PAGES ---------------------

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jeffrey J. Jensen

2	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	☐
	OF A GROUP*	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 951,738

		8	SHARED VOTING POWER -0-

		9	SOLE DISPOSITIVE POWER 951,738

		10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 951,738

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%

14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
--------------------- CUSIP NO. 054529 20 1 ---------------------		--------------------- PAGE 3 OF 17 PAGES ---------------------

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Janet J. Jensen

2	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	☐
	OF A GROUP*	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 261,939

		8	SHARED VOTING POWER -0-

		9	SOLE DISPOSITIVE POWER 261,939

		10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 261,939

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%

14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
--------------------- CUSIP NO. 054529 20 1 ---------------------		--------------------- PAGE 4 OF 17 PAGES ---------------------

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James J. Jensen

2	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	☐
	OF A GROUP*	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 100,000

		8	SHARED VOTING POWER -0-

		9	SOLE DISPOSITIVE POWER 100,000

		10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%

14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
--------------------- CUSIP NO. 054529 20 1 ---------------------		--------------------- PAGE 5 OF 17 PAGES ---------------------

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jami J. Jensen

2	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	☐
	OF A GROUP*	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 851,738

		8	SHARED VOTING POWER -0-

		9	SOLE DISPOSITIVE POWER 851,738

		10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 851,738

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%

14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
--------------------- CUSIP NO. 054529 20 1 ---------------------		--------------------- PAGE 6 OF 17 PAGES ---------------------

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Julie J. Jensen

2	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	☐
	OF A GROUP*	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 851,738

		8	SHARED VOTING POWER -0-

		9	SOLE DISPOSITIVE POWER 851,738

		10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 851,738

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%

14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
--------------------- CUSIP NO. 054529 20 1 ---------------------		--------------------- PAGE 7 OF 17 PAGES ---------------------

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ronald L. Jensen

2	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	☒
	OF A GROUP*	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 329,321

		8	SHARED VOTING POWER -0-

		9	SOLE DISPOSITIVE POWER 329,321

		10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 329,321

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%

14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
--------------------- CUSIP NO. 054529 20 1 ---------------------		--------------------- PAGE 8 OF 17 PAGES ---------------------

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gladys M. Jensen

2	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	☒
	OF A GROUP*	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 231,847

		8	SHARED VOTING POWER -0-

		9	SOLE DISPOSITIVE POWER 231,847

		10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 231,847

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%

14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.    Security and Issuer.

This Schedule 13D (this "Filing") relates to the common stock, par value $0.01 per share (the "Common Stock"), and voting and other contractual rights relating thereto, of NetLojix Communications, Inc., a Delaware corporation formerly known as AvTel Communications, Inc. (the "Company"), which has its principal executive offices located at 501 Bath Street, Santa Barbara, California 93101. The purpose of this Filing is to reflect the ownership of Common Stock by the individual reporting persons.

This Filing amends and restates (1) the Schedule 13D with respect to Common Stock of AvTel Communications, Inc., dated December 1, 1997, filed on behalf of Ronald L. Jensen ("Ronald"), Janet J. Jensen ("Janet"), James J. Jensen ("James"), Jami J. Jensen ("Jami"), Jeffrey J. Jensen ("Jeff"), Julie J. Jensen ("Julie"), United Group Association, Inc., and UA Plus, Inc. with the Securities Exchange Commission (the "Commission") on December 11, 1997 (the "Original Schedule 13D"), as previously amended by Schedule 13D (Amendment No. 1), dated June 1, 1998, filed on behalf of Ronald and United Group Association, Inc. with the Commission on June 10, 1998, and (2) the Schedule 13D with respect to Common Stock of AvTel Communications, Inc., dated June 1, 1998, filed on behalf of Gladys M. Jensen ("Gladys") with the Commission on June 10, 1998, as previously amended by Schedule 13D (Amendment No. 1), dated June 1, 1998, filed on behalf of Gladys with the Commission on July 10, 1998.

In connection with the Stock Exchange Agreement, dated April 29, 1997, as amended, between the Company and Matrix Telecom, Inc. (the "Stock Exchange Agreement"), pursuant to which the securities of the Company were originally issued to the reporting persons covered by this Filing (each a "Reporting Person" and, collectively, the "Reporting Persons"), the undersigned together with certain other persons, agreed to certain restrictions on transfer of the securities held by such persons. Based upon a review of the applicable provisions of Section 13(d) and the rules promulgated thereunder, each of the undersigned have determined that they should no longer be considered a group pursuant to Section 13(d). Although each of the undersigned are members of the same family owning shares of the Company's Common Stock and share among them certain common administrative services for their personal and business interests, with the exception of Ronald and his wife, Gladys, who together constitute a group for purposes of Section 13(d), each of the undersigned are adults and live separately from other members of their family who own shares of the Company's Common Stock. Each of the undersigned exercise sole voting and dispositive power and control over their respective shares of Common Stock. In addition, the undersigned have not entered into any agreement or understanding relating to the voting or disposition of such shares.

By virtue of the foregoing, except for Jeff, Jami and Julie, none of the Reporting Persons beneficially own, directly or indirectly, in excess of 5% of the issued and outstanding shares of Common Stock and thus are not presently obligated to file with the Commission further statements on Schedules 13D or Schedules 13G pursuant to Rule 13d-1 promulgated under the Act. Additionally, the aggregate number of shares of Common Stock beneficially owned by both Ronald and Gladys, who are deemed to be part of a group for purposes of Section 16 of the Act, does not exceed 5% of the issued and outstanding shares of Common Stock. Thus, Ronald and Gladys, acting as a group, are not presently obligated to file with the Commission further statements on Schedules 13D or Schedules 13G pursuant to Rule 13d-1 promulgated under the Act.

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Item 2.    Identity and Background.

1.	(a)	Jeffrey J. Jensen
	(b)	6500 Beltline Road, Suite 170, Irving, Texas 75063
	(c)	Jeffrey J. Jensen is the President of Specialized Associated Services, Ltd., located at the above address.
	(d)	Jeffrey J. Jensen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
	(f)	Jeffrey J. Jensen is a citizen of the United States.
2.	(a)	Jami J. Jensen
	(b)	1401 Colt Circle, Castle Rock, Colorado 80104
	(c)	Jami J. Jensen is the President of Joule, Inc., located at 6500 Beltline Road, Suite 170, Irving, Texas 75063.
	(d)	Jami J. Jensen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
	(f)	Jami J. Jensen is a citizen of the United States.
3.	(a)	Julie J. Jensen
	(b)	6220 Garnett Road, Chevy Chase, Maryland 20815
	(c)	Julie J. Jensen is a personal investor living in Maryland.
	(d)	Julie J. Jensen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
	(e)	Julie J. Jensen is a citizen of the United States.
4.	(a)	Janet J. Jensen
	(b)	4516 Windsor Ridge, Irving, Texas 75038
	(c)	Janet J. Jensen is the President of Rayco Entertainment located at 6500 Beltline Road, Suite 170, Irving, Texas 75063.
	(d)	Janet J. Jensen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
	(f)	Janet J. Jensen is a citizen of the United States.
5.	(a)	James J. Jensen
	(b)	16 Wooster Street, 3rd Floor, New York, New York 10013
	(c)	James J. Jensen is the Executive Director of Jenesis Group located at 6500 Beltline Road, Suite 170, Irving, Texas 75063.
	(d)	James J. Jensen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
	(f)	James J. Jensen is a citizen of the United States.
6.	(a)	Ronald L. Jensen
	(b)	4700 Windsor Ridge, Irving, Texas 75038
	(c)	Ronald L. Jensen serves as Chairman of the Board of UICI located at 4001 McEwen, Dallas, Texas 75244.
	(d)	Ronald L. Jensen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
	(f)	Ronald L. Jensen is a citizen of the United States.

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7.	(a)	Gladys M. Jensen
	(b)	4700 Windsor Ridge, Irving, Texas 75038
	(c)	Gladys M. Jensen is the wife of Ronald L. Jensen.
	(d)	Gladys M. Jensen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
	(f)	Gladys M. Jensen is a citizen of the United States.

Item 3.    Source and Amount of Funds or Other Consideration.

On December 1, 1997, the Company acquired all of the outstanding shares of common stock, par value $0.01 per share, of Matrix Telecom, Inc. ("Matrix Common Stock") pursuant to the Stock Exchange Agreement dated April 29, 1997, as amended on August 25, 1997 ("Stock Exchange Agreement"). As a result of this transaction, each of the former stockholders of Matrix Telecom, Inc. ("Matrix"), including Jeff, Jami, Julie, Janet, James and Ronald, were issued 2.482 shares of the Company's Common Stock for each share of Matrix Common Stock held by such stockholder. By virtue of the foregoing, each of Jeff, Jami, Julie, and James acquired 851,738 shares of Common Stock, Janet acquired 961,939 shares of Common Stock, and Ronald acquired 222,475 shares of Common Stock.

Prior to June 1, 1998, Ronald was the President and Director of United Group Association, Inc. ("United") and owned all of its outstanding common stock. Prior to June 1, 1998, United owned 1,463,693 shares of the Company's Common Stock. On June 1, 1998, United made a distribution of all its shares of the Company's Common Stock to Ronald. As a result, Ronald acquired direct beneficial ownership of 1,463,693 shares of the Common Stock from United as part of the distribution of shares. On the same date, Ronald transferred 731,847 of those shares to his wife, Gladys. Immediately following this disposition, Ronald remained the direct beneficial owner of 731,846 shares of the Company's Common Stock previously distributed by United.

Prior to June 1, 1998, Ronald owned 70% of the outstanding common stock of UA Plus, Inc. ("UA Plus"), which owned 402,064 shares of the Company's Common Stock. On June 1, 1998, Ronald donated all of his shares of UA Plus to the RJ and GJ Jensen Foundation (the "Foundation") in a bona fide gift transaction. Following this transfer, neither Ronald nor Gladys had any voting or dispositive power over, and therefore no beneficial ownership of, the 402,064 shares of Common Stock beneficially owned by the Foundation as a result of this donation.

Immediately following these transfers, Ronald was the direct beneficial owner of 954,321 shares of Common Stock and Gladys was the direct beneficial owner of 731,847 shares of Common Stock.

On January 2, 1999, Ronald sold 125,000 shares of Common Stock to John E. Allen ("Allen"), who was at that time a director of the Company, in a private transaction at an average price of $2.25 per share, for an aggregate purchase price of $281,250. Allen borrowed the funds used to purchase such shares from Ronald, and executed a full recourse promissory note in the amount of $281,250 in favor of Ronald. The promissory note is secured by shares of common stock of UICI, a Delaware corporation, owned by Allen.

On January 4, 1999, Ronald sold 250,000 shares of Common Stock to Anthony E. Papa ("Papa"), who was at that time the Company's Chairman of the Board and Chief Executive Officer, in a private transaction at an average price of $2.25 per share, for an aggregate purchase price of $562,500. Papa borrowed the funds used to purchase such shares from Ronald, and executed five separate full recourse promissory notes in the amount of $112,500 each in favor of Ronald. Each promissory note is secured by other shares of the Company's Common Stock already owned by Papa.

On January 4, 1999, Ronald sold an additional 250,000 shares of Common Stock to James P. Pisani ("Pisani"), who was at that time the Company's President and Chief Operating Officer, in a private transaction at an average price of $2.25 per share, for an aggregate purchase price of $562,500. Pisani

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borrowed the funds used to purchase such shares from Ronald, and executed five separate full recourse promissory notes in the amount of $112,500 each in favor of Ronald. Each promissory note is secured by other shares of the Company's Common Stock already owned by Pisani.

On April 1, 1999, Jeff was granted options to purchase 25,000 shares of the Company's Common Stock at an exercise price of $4.88 per share. One-half of such options became exercisable on April 1, 2000, and the remainder became exercisable on April 1, 2001. Unless exercised, the options will expire on April 1, 2004. Since all of these options are exercisable as of the date of this Filing, they are reflected in Jeff's total beneficial ownership.

On April 13, 1999, James donated 51,738 shares of the Company's Common Stock to OUI Trust in a bona fide gift transaction.

On January 10, 2000, Jeff was granted additional options to purchase 25,000 shares of the Company's Common Stock at an exercise price of $3.28 per share. One-half of such options became exercisable on January 10, 2001, and the remainder became exercisable on January 10, 2002. Unless exercised, the options will expire on January 10, 2010. Since all of these options are exercisable as of the date of this Filing, they are reflected in Jeff's total beneficial ownership.

Pursuant to the terms of an Investment Representation Agreement dated December 22, 2000, James agreed to sell 700,000 shares of the Company's Common Stock to Nicholas Telesca at a price of approximately $0.007 per share, for an aggregate purchase price of $5,000. The shares were transferred on July 30, 2001.

Pursuant to the terms of an Investment Representation Agreement dated December 29, 2000, Janet agreed to sell 700,000 shares of the Company's Common Stock to Bill Gedwed at a price of approximately $0.001 per share, for an aggregate purchase price of $1,000. The shares were transferred on June 29, 2001.

Pursuant to the terms of an Investment Representation Agreement dated December 29, 2000, Gladys agreed to sell 500,000 shares of the Company's Common Stock to Winn Investors, LLC at a price of $0.002 per share, for an aggregate purchase price of $1,000. The shares were transferred on July 30, 2001.

On August 8, 2001, Jeff was granted additional options to purchase 100,000 shares of the Company's Common Stock at an exercise price of $0.14 per share. One-half of such options became exercisable in August 2002, and the remainder will become exercisable in August 2003. Unless exercised, the options will expire in August 2006. Since one-half of these options are exercisable as of the date of this Filing, 50,000 shares of the Company's Common Stock are reflected in Jeff's total beneficial ownership.

Item 4.    Purpose of Transaction.

On December 1, 1997, the Company acquired all of the outstanding shares of Matrix Common Stock pursuant to the Stock Exchange Agreement. As a result of this transaction, each of the former stockholders of Matrix were issued 2.482 shares of the Common Stock of the Company for each share of Matrix Common Stock held by such stockholder. Immediately following the completion of the Stock Exchange Agreement, Matrix became a wholly-owned subsidiary of the Company and the former stockholders of Matrix owned approximately 84% of the Company's Common Stock then outstanding. The purpose of the transaction was to: (i) combine the products and services offered by the Company with those of Matrix; (ii) complement the sales and marketing capabilities of Matrix with those of the Company; and (iii) enhance the management capabilities of the combined companies formed through the Stock Exchange Agreement.

Each of the Reporting Persons acquired their shares of Common Stock for investment.

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Other than as described above, none of the Reporting Persons have any specific plans or proposals that relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of securities of the Company becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Act; or any action similar to any of those enumerated above; provided, however, that the Reporting Persons reserve the right to propose or undertake or participate in any of the foregoing actions in the future.

Item 5.    Interest in Securities of the Issuer.

  (a)
  The following chart reflects the number of shares of Common Stock owned by each individual Reporting Person and the percentage of the outstanding Common Stock such shares represent:

Name	Shares	Percentage
Jeffrey J. Jensen	951,738	6.6%
Jami J. Jensen	261,939	1.8%
Julie J. Jensen	851,738	5.9%
Janet J. Jensen	851,738	5.9%
James J. Jensen	100,000	0.7%
Ronald L. Jensen	329,321	2.3%
Gladys M. Jensen	231,847	1.6%

    The percentage calculation is based upon 14,463,149 shares of Common Stock outstanding on August 12, 2002, which is the number of shares of Common Stock reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, and filed with the Commission on August 14, 2002.

  (b)
  Each of the Reporting Persons has sole voting and dispositive power over the number of shares of Common Stock set forth opposite his or her name in the chart above.

  (c)
  See Item 3.

  (d)
  None.

  (e)
  Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

(a)    On December 1, 1997, the Company acquired all of the outstanding shares of Matrix pursuant to the Stock Exchange Agreement. As a result of this transaction, each of the former stockholders of Matrix were issued 2.482 shares of the Company's Common Stock for each Share of Matrix Common Stock held by such stockholder. A copy of the Stock Exchange Agreement was attached as an exhibit to the Original Schedule 13D for Ronald, Janet, James, Jami, Jeffrey, Julie, United, and UA Plus, and is incorporated herein by reference.

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(b)    The Company entered into a Registration Rights and Lock-up Agreement, dated December 1, 1997 (the "Registration Rights Agreement"), with Matrix on behalf of the former stockholders of Matrix. The following discussion provides only a summary of certain provisions of the Registration Rights Agreement. A copy of the Registration Right Agreement was attached as an exhibit to the Original Schedule 13D and is incorporated herein by reference.

The Registration Rights Agreement requires that the Company use its best efforts (i) to become listed on the SmallCap Market or National Market of the Nasdaq Stock Market, Inc., (ii) to file a shelf registration statement providing for the sale by the former stockholders of Matrix of all securities issued to them pursuant to the Stock Exchange Agreement, and (iii) to cause such registration statement to become effective as soon as practical thereafter. The Registration Rights Agreement also granted the former Matrix stockholders the right on two separate occasions to demand that the Company file a registration statement on their behalf covering the resale of their Common Stock if the Company was unable to qualify for listing on the Smallcap Market or National Market or was otherwise unable to qualify for use of a shelf registration statement within six months of December 1, 1997.

Each of the Reporting Persons was subject to the Registration Rights Agreement and, as such, agreed for a period of two years from December 1, 1997, not to offer, pledge, sell, or otherwise dispose of any of the shares of Common Stock of the Company issued to such persons pursuant to the Stock Exchange Agreement.

(d)    As noted above, Allen borrowed from Ronald the entire purchase price of $281,250 with respect to the purchase of 125,000 shares of the Company's Common Stock on January 2, 1999. This borrowing is evidenced by a full recourse promissory note in favor of Ronald. The promissory note is secured by a pledge of 12,943 shares of common stock of UICI, a Delaware corporation, held by Allen. The note bears interest at the rate of 6% per annum with interest payable quarterly in arrears. All of the principal amount is due and payable on December 31, 2003. The security agreement permits Allen to vote the shares of common stock of UICI pledged and to receive dividends upon such shares, unless and until an event of default occurs under such security agreement or the related promissory note. The note and security agreement contain standard default and similar provisions. The shares sold by Ronald to Allen are subject to the Registration Rights Agreement. As such, Allen received the shares subject to the restrictions set forth in the Registration Rights Agreement.

(e)    As noted above, Papa borrowed from Ronald the entire purchase price of $562,500 with respect to the purchase of 250,000 shares of the Company's Common Stock on January 4, 1999. These borrowings are evidenced by five identical full recourse promissory notes in favor of Ronald. Each such promissory note is secured by a pledge of 50,000 shares of the Company's Common Stock already held by Papa. The forms of the promissory notes and stock pledge agreements are attached as an exhibit to the Schedule 13D (Amendment No. 1) dated January 4, 1999, and filed on behalf of Papa with the Commission on January 8, 1999 (the "Papa Schedule 13D"). Each note bears interest at the rate of 6% per annum with interest payable quarterly in arrears. All of the principal amount of each note is due and payable on December 31, 2003. Each stock pledge agreement permits Papa to vote the pledged shares of Common Stock and to receive dividends upon such shares unless and until an event of default occurs under such stock pledge agreement or the related promissory note. Each note and stock pledge agreement contains standard default and similar provisions. The shares sold by Ronald to Papa are subject to the Registration Rights Agreement. As such, Papa received the shares subject to the restrictions set forth in the Registration Rights Agreement.

(f)    As noted above, Pisani borrowed from Ronald the entire purchase price of $562,500 with respect to the purchase of 250,000 shares of the Company's Common Stock on January 4, 1999. These borrowings are evidenced by five identical full recourse promissory notes in favor of Ronald. Each such promissory note is secured by a pledge of 50,000 shares of the Company's Common Stock already held

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by Pisani. The forms of the promissory notes and stock pledge agreements are attached as an exhibit to the Schedule 13D (Amendment No. 1) dated January 4, 1999, and filed on behalf of Pisani with the Commission on January 8, 1999 (the "Pisani Schedule 13D"). Each note bears interest at the rate of 6% per annum with interest payable quarterly in arrears. All of the principal amount of each note is due and payable on December 31, 2003. Each stock pledge agreement permits Pisani to vote the pledged shares of Common Stock and to receive dividends upon such shares unless and until an event of default occurs under such stock pledge agreement or the related promissory note. Each note and stock pledge agreement contains standard default and similar provisions. The shares sold by Ronald to Pisani are subject to the Registration Rights Agreement. As such, Pisani received the shares subject to the restrictions set forth in the Registration Rights Agreement.

(g)    James entered into an Investment Representation Agreement, dated December 22, 2000 with Nicholas Telesca pursuant to which James agreed to sell 700,000 shares of the Company's Common Stock to Nicholas Telesca at a price of approximately $0.007 per share, for an aggregate purchase price of $5,000.

(h)    Janet entered into an Investment Representation Agreement, dated December 29, 2000 with Bill Gedwed pursuant to which Janet agreed to sell 700,000 shares of the Common Stock to Bill Gedwed at a price of approximately $0.001 per share, for an aggregate purchase price of $1,000.

(i)    Gladys entered into an Investment Representation Agreement, dated December 29, 2000 with Winn Investors, LLC pursuant to which Gladys agreed to sell 500,000 shares of the Common Stock to Winn Investors LLC at a price of $0.002 per share, for an aggregate purchase price of approximately $1,000.

(j)    Other than the contracts described herein, none of the Reporting Persons have entered into any contracts, arrangements, understandings or relationships with any person pertaining to the Common Stock.

Item 7.    Material to be Filed as Exhibits.

1.
Stock Exchange Agreement, dated April 29, 1997, between the Company and Matrix Telecom, Inc. (incorporated by reference to Exhibit C to the Original Schedule 13D).

2.
Amendment to the Stock Exchange Agreement, dated August 25, 1997, between the Company and Matrix Telecom, Inc. (incorporated by reference to Exhibit D to the Original Schedule 13D).

3.
Registration Rights and Lock-Up Agreement, dated as of December 1, 1997, by and between the Company and Matrix Telecom, Inc. (incorporated by reference to Exhibit A to the Original Schedule 13D).

4.
Form of Promissory Note executed by Anthony E. Papa dated January 4, 1999 in favor of Ronald L. Jensen in the principal amount of $50,000 (incorporated by reference to Exhibit 7A to the Papa Schedule 13D).

5.
Form of Stock Pledge Agreement dated January 4, 1999, between Anthony E. Papa and Ronald L. Jensen (incorporated by reference to Exhibit 7B to the Papa Schedule 13D).

6.
Form of Promissory Note executed by James P. Pisani dated January 4, 1999 in favor of Ronald L. Jensen in the principal amount of $50,000 (incorporated by reference to Exhibit 7A to the Pisani Schedule 13D).

7.
Form of Stock Pledge Agreement dated January 4, 1999, between James P. Pisani and Ronald L. Jensen (incorporated by reference to Exhibit 7B to the Pisani Schedule 13D).

8.
Investment Representation Agreement, dated December 22, 2000, between James J. Jensen and Nicolas Telesca.

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9.
Investment Representation Agreement, dated December 29, 2000, between Janet J. Jensen and Bill Gedwed.

10.
Investment Representation Agreement, dated December 29, 2000, between Gladys M. Jensen and Winn Investors, LLC.

11.
Agreement of Joint Filing, dated September 24, 2002, executed by Ronald L. Jensen and Gladys M. Jensen.

Disclaimer Pursuant to Rule 13d-4

Because, pursuant to the Registration Rights and Lock-up Agreement, dated December 1, 1997, each of the reporting persons covered by this Filing agreed to certain restrictions on transfer of the shares issued to such persons pursuant to the Stock Exchange Agreement and otherwise such persons may be deemed to constitute a "group" for purposes of Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Nothing in this Filing shall be construed as an admission that any reporting person identified herein is, for purposes of Sections 13(d) or 13(g) of the Exchange Act, or otherwise, the beneficial owner of any securities of the Company covered by this Filing, except for those securities identified as being beneficially owned by such reporting person herein.

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SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

September 24, 2002	/s/ Jeffrey J. Jensen Jeffrey J. Jensen, Individually
September 24, 2002	/s/ Jami J. Jensen Jami J. Jensen, Individually
September 24, 2002	/s/ Julie J. Jensen Julie J. Jensen, Individually
September 24, 2002	/s/ Janet J. Jensen Janet J. Jensen, Individually
September 24, 2002	/s/ James J. Jensen James J. Jensen, Individually
September 24, 2002	/s/ Ronald L. Jensen Ronald L. Jensen, Individually
September 24, 2002	/s/ Gladys M. Jensen Gladys M. Jensen, Individually

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Exhibit Index

1
Stock Exchange Agreement, dated April 29, 1997, between the Company and Matrix Telecom, Inc. (incorporated by reference to Exhibit C to the Original Schedule 13D).

2
Amendment to the Stock Exchange Agreement, dated August 25, 1997, between the Company and Matrix Telecom, Inc. (incorporated by reference to Exhibit D to the Original Schedule 13D).

3
Registration Rights and Lock-Up Agreement, dated as of December 1, 1997, by and between the Company and Matrix Telecom, Inc. (incorporated by reference to Exhibit A to the Original Schedule 13D).

4
Form of Promissory Note executed by Anthony E. Papa dated January 4, 1999 in favor of Ronald L. Jensen in the principal amount of $50,000 (incorporated by reference to Exhibit 7A to the Papa Schedule 13D).

5
Form of Stock Pledge Agreement dated January 4, 1999, between Anthony E. Papa and Ronald L. Jensen (incorporated by reference to Exhibit 7B to the Papa Schedule 13D).

6
Form of Promissory Note executed by James P. Pisani dated January 4, 1999 in favor of Ronald L. Jensen in the principal amount of $50,000 (incorporated by reference to Exhibit 7A to the Pisani Schedule 13D).

7
Form of Stock Pledge Agreement dated January 4, 1999, between James P. Pisani and Ronald L. Jensen (incorporated by reference to Exhibit 7B to the Pisani Schedule 13D).

8
Investment Representation Agreement, dated December 22, 2000, between James J. Jensen and Nicolas Telesca.

9
Investment Representation Agreement, dated December 29, 2000, between Janet J. Jensen and Bill Gedwed.

10
Investment Representation Agreement, dated December 29, 2000, between Gladys M. Jensen and Winn Investors, LLC.

11
Agreement of Joint Filing, dated September 24, 2002, executed by Ronald L. Jensen and Gladys M. Jensen.

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Disclaimer Pursuant to Rule 13d-4
SIGNATURES
Exhibit Index